Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-146027) and related Prospectus of RF Micro Devices, Inc. and subsidiaries for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated May 25, 2007, with respect to the consolidated financial statements and schedule of RF Micro Devices, Inc. and subsidiaries, RF Micro Devices, Inc. and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of RF Micro Devices, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended March 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Greensboro, North Carolina
October 1, 2007